Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting of Natuzzi S.p.A.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 23, 2021--The majority shareholder of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) has notified the Company that it will not participate to the Company’s shareholder meeting convened, on first call, for April 30, 2021. Accordingly, the Company’s shareholder meeting will be held, on second call, on May 7, 2021.

The Bank of New York Mellon, as Depositary of the American Depositary Receipt (“ADR”) program of the Company, informed the Company that, with regard to the matters to be voted upon at the shareholder meeting on May 7, 2021, it will consider as proper and timely submitted any instructions to vote that are received from any ADR holder by 12:00 pm EST on May 3, 2021.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is a lifestyle brand with a top position in the global furniture sector and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:
Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	APRIL 23, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi